Exhibit 99.1

Stephen Cohen – Media

(212) 886-9332

Caesars Entertainment Corporation and Caesars Acquisition Company Announce Amended and Restated Merger Agreement

LAS VEGAS, July 11, 2016 – Caesars Entertainment Corporation (Nasdaq: CZR) (“Caesars Entertainment”) and Caesars Acquisition Company (Nasdaq: CACQ) (“Caesars Acquisition”) today announced that they have agreed to amend the terms of their previously announced, proposed merger.

Caesars Entertainment and Caesars Acquisition initially entered into a merger agreement in December 2014. The amended terms of the transaction, as set forth in an amended and restated merger agreement, were disclosed in Form 8-Ks filed today by Caesars Entertainment and Caesars Acquisition, respectively.

The amended and restated merger agreement represents an important milestone in the ongoing restructuring of Caesars Entertainment Operating Company, Inc. (“CEOC”), as the restructuring is contingent upon, among other things, the completion of the merger. In connection with the amended and restated merger agreement, Caesars Entertainment and Caesars Acquisition also amended and restated their respective restructuring support agreements with CEOC, and each entered into a voting support agreement with respect to the proposed merger with affiliates of Apollo Global Management, LLC and TPG Capital, LP.

Caesars Entertainment and CEOC are encouraged by the recent progress made with key creditor groups, and are pleased with the support received to date for CEOC’s Plan of Reorganization. Caesars Entertainment and CEOC are continuing to engage with remaining creditor groups to achieve consensual agreements, and look forward to commencing the voter solicitation process.

A confirmation hearing for CEOC’s Plan of Reorganization has been set for January 17, 2017.

The amended and restated merger agreement was negotiated and unanimously recommended by the Caesars Entertainment and Caesars Acquisition special committees, each comprised solely of independent members of their respective boards of directors. Centerview Partners LLC served as the exclusive financial advisor to the special committee of Caesars Entertainment and Reed Smith LLP served as the special committee’s legal counsel. Moelis & Company served as the exclusive financial advisor to the special committee of Caesars Acquisition and Skadden, Arps, Slate, Meagher & Flom LLP served as the special committee’s legal counsel.

About Caesars Entertainment Corporation

Caesars Entertainment is the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. Caesars Entertainment is mainly comprised of the following three entities: the majority owned operating subsidiary Caesars Entertainment Operating Company, wholly owned Caesars Entertainment Resort Properties and Caesars Growth Properties, in which we hold a variable economic interest. Since its beginning in Reno, Nevada, 75 years ago, Caesars Entertainment has grown through development of new resorts, expansions and acquisitions and its portfolio of subsidiaries now operate 50 casinos in 13 U.S. states and five countries. Caesars Entertainment’s affiliated resorts operate primarily under the Caesars®, Harrah’s® and Horseshoe® brand names. Caesars Entertainment’s portfolio also includes the London Clubs International family of casinos. Caesars Entertainment is focused on building loyalty and value with its guests through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership. The Company is committed to environmental sustainability and energy conservation and recognizes the importance of being a responsible steward of the environment. For more information, please visit www.caesars.com.

About Caesars Acquisition Company

Caesars Acquisition Company was formed to make an equity investment in Caesars Growth Partners, LLC (“CGP”), a joint venture between Caesars Acquisition and Caesars Entertainment Corporation (NASDAQ: CZR), the world’s most diversified casino entertainment provider and the most geographically diverse U.S. casino-entertainment company. Caesars Acquisition is CGP’s managing member and sole holder of all of its outstanding voting units. For more information, please visit www.caesarsacquisitioncompany.com.

About Caesars Growth Partners, LLC

Caesars Growth Partners is a casino asset and entertainment company focused on acquiring and developing a portfolio of high-growth operating assets and equity and debt investments in the gaming and interactive entertainment industry. Through its two businesses—Interactive Entertainment and Casino Properties and Developments—Caesars Growth Partners will focus on acquiring or developing assets with strong value creation potential and leveraging interactive technology with well-known online and mobile game portfolio and leading brands. Assets include Caesars Interactive Entertainment (with its social and mobile games, the World Series of Poker and regulated online real money gaming businesses), Planet Hollywood (located in Las Vegas, Nevada), and Horseshoe Baltimore (currently being developed by a joint venture). Through its relationship with Caesars Entertainment Corporation (NASDAQ: CZR), Caesars Growth Partners has the ability to access Caesars Entertainment Corporation’s proven management expertise, brand equity, Total Rewards loyalty program and structural synergies. For more information, please visit www.caesarsacquisitioncompany.com.

Forward Looking Statement

This release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “will” and “continue” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions and future performance, and future financial results of Caesars Entertainment or Caesars Acquisition. These forward-looking statements are based on current expectations and projections about future events.

You are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of Caesars Entertainment or Caesars Acquisition may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in our reports filed with the Securities and Exchange.